EXHIBIT 95

Mine Safety Disclosures

This exhibit contains information concerning mine safety matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act about certain citations, orders and notices issued under the Federal Mine Safety and Health Act of 1977 (Mine Act) by the federal Mine Safety and Health Administration (MSHA) for our operations for the three months ended September 30, 2012.

THREE MONTHS ENDED SEPTEMBER 30, 2012

	MSHA Identification	Section 104(a) S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Citations and Orders	Section 107(a) Orders	Total Dollar Value of MSHA Assessments Proposed	Legal Actions Initiated During Period	Legal Actions Resolved During Period	Legal Actions Pending as of Last Day of Period
Mine or Operating Name	Number	(#)	(#)	(#)	(#)	(#)	($)	(#)	(#)	(#)

Mesabi Nugget Delaware, LLC	21-03689	—	—	—	—	—	$33,341	17	2	79
Mining Resources, LLC	21-03775	3	—	—	—	—	$—	—	—	—

Although Mesabi Nugget Delaware, LLC (Mesabi Nugget), an affiliate of Steel Dynamics, Inc., is not a mining operation, the MSHA claims jurisdiction over Mesabi Nugget’s operations regarding the production of iron nuggets via a production process that utilizes iron concentrate and coal as input raw materials. Therefore, this disclosure relating to Mesabi Nugget is being submitted by Steel Dynamics, Inc. Mining Resources, LLC (Mining Resources), an affiliate of Steel Dynamics, Inc., operations commenced during the three months ended September 30, 2012 upon completion of construction of the iron tailings mining operation. Mining Resources operations fall under the jurisdiction of MSHA.

The MSHA citations and orders set forth in the table above are those that were issued by MSHA and received by Mesabi Nugget and Mining Resources during the three months ended September 30 2012.  In addition, the table above sets forth the total dollar amount of assessments proposed by MSHA during three months ended September 30, 2012. The dollar amount of MSHA assessments proposed does not include assessments on those citations or orders that were received by Mesabi Nugget or Mining Resources after September 30, 2012.

The information in the table above does not reflect any subsequent changes in the level of severity of a citation or order, or changes in the value of an assessment that occurred during the time period presented in the table above (or that may occur after the time period covered in the table above) as a result of proceedings conducted in accordance with MSHA rules. For purposes of legal actions disclosures in the table above, any citation contested in any form or manner with MSHA is considered a legal action for reporting purposes.

During the period covered by this report, no written notices were received from MSHA of a pattern, or the potential to have a pattern, of violations of mandatory health or safety standards that are of such a nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e) of the Mine Act, and there were no mining related fatalities.